ICR CAPITAL, LLC

Statement of Financial Condition
December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d)
Under the Securities Exchange Act of 1934

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69583

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YYYY) AND ENDING 12/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICR Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

761 Main Avenue
(No. and Street)

Norwalk	CT	06851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name -- *if individual, state last, first, middle name*)

157 Church Street, 11th Floor	New Haven	CT	06510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ David Galper _____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ ICR Capital, LLC _____ , as of
_____ December 31, 2018 _____ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Executive Officer
Title

Notary Public   2/26/19

LAURA L. KLEIN
NOTARY PUBLIC
State of Connecticut
My Commission Expires
May 31, 2019

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICR Capital, LLC
Table of Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of ICR Capital, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of ICR Capital, LLC (the Company) as of December 31, 2018, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As discussed in Note 6 to the financial statements, the Company has changed its method of accounting for revenue in the 2018 financial statements that reflects an accounting method change due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to access the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis of our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

New Haven, Connecticut
February 28, 2019

ICR Capital LLC
Statement of Financial Condition
December 31, 2018

Assets
Cash	$	1,691,002
Accounts receivable		104,155
Prepaid expenses		18,414
Total assets	$	1,813,571

Liabilities and Member's Equity
Accrued expenses	$	43,079
Payable to related party (note 5)		239,243
Deferred revenue		273,356
Total liabilities		555,678

Commitments and contingencies

Member's equity:		1,257,893
Total liabilities and member's equity	$	1,813,571

The accompanying notes are an integral part of this statement of financial condition.

1

1. **Organization and Nature of Business**

   ICR Capital, LLC (the "Company") is a Connecticut limited liability company whose sole member is Blue Crab, LLC (the "Parent"), also a Connecticut limited liability company. During 2018, ownership of the Company was transferred from ICR, LLC (the "former Parent") to Blue Crab, LLC, the current Parent. The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut and similar agencies in states in which the Company operates. The Company does not affect securities transactions on behalf of clients but may engage in underwritings, private placements of securities, trading securities for its own account and providing consulting services in connection with mergers, acquisitions and similar transactions including providing fairness opinions and valuations in connection with those transactions. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition
   The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". Fees from financial advisory assignments and underwriting revenues are recognized in accordance with the terms of the related investment banking and advisory service agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other fees received from customers in advance of satisfying contractual performance obligations prior to recognizing revenue are reported as deferred revenue. Deferred revenue is expected to be recognized as revenue within twelve to twenty four months as the performance obligations are met.

Since the Company's provision of financial advisory services involves significant resources, its revenues tend to be concentrated. During the year ended December 31, 2018, seven clients accounted for 97% of advisory fee revenue. Accounts receivable at December 31, 2018 consists of amounts due from five clients, the largest of which represents 60% of the balance.

Allowance for Doubtful Accounts

The Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable. There was no allowance for doubtful accounts at December 31, 2018.

Income Taxes

The Company is a disregarded entity for income tax purposes and its results of operations are included in the income tax returns of its Parent which files its tax returns as a partnership. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Recent Accounting Pronouncement

In February 2016, The Financial Accounting Standards Board issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company believes the impact of the ASUs is minimal.

3. **Cash**

   At December 31, 2018, cash consists of a checking account at a regional bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in a balance in excess of such insurance coverage of approximately $1,441,000.

4. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule, 15c3-1, (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness.

   At December 31, 2018, the Company had net capital, as defined, of $1,135,324, which exceeded the required minimum net capital of $100,000 by $1,035,324. Aggregate indebtedness at December 31, 2018 totaled $282,322. The ratio of aggregate indebtedness to net capital was 0.25 to 1.

5. Related Party Transactions – Allocated Expenses

The Company and its former Parent have entered into an Administrative Services Agreement, as amended (the "Agreement") in a manner consistent with SEC rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and FINRA regulations and interpretations, whereas the former Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company will reimburse the former Parent for such expenses. Under the terms of the Agreement, the former Parent may forgive reimbursement from the Company with such forgiveness representing additional capital contribution by the former Parent.

The amount of expense covered by the Agreement for the year ended December 31, 2018 was $238,548, of which $227,368 is included in compensation, $4,643 in rent, $4,070 in communications and technology, $1,208 in insurance and $1,259 in other on the Statement of Operations.

At December 31, 2018, the Company recorded a payable in the amount of $239,243 for certain expenses, which were paid on behalf of the Company and not yet reimbursed to the former Parent. This payable is included in payable to related party in the Statement of Financial Condition.

6. Revenue from Contracts with Customers (Topic 606)

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that revenue is recognized when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. Transfer of control is not the same as transfer of risks and rewards, as it is considered in current guidance. The Company applied new guidance to determine whether revenue should be recognized over time or at a point in time. ASU 2014-09, as deferred by ASU 2015-14, was effective for annual reporting periods beginning after December 15, 2017, using either of two methods: (a) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (b) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined in ASU 2014-09.

The Company evaluated the new guidance during 2017 and determined that the adoption will have an impact on the Company's financial statements. The Company applied the new guidance to all its revenue contracts at the date of initial adoption of January 1, 2018. The non-refundable retainer fees that are recognized during the life of the Company's contract are recognized when all performance obligations are met in accordance with the new standard. On January 1, 2018, the Company recorded a cumulative effect adjustment under the modified retrospective method of adoption of $85,000 representing deferral of revenue received in advance. This is included in the cumulative effect of change in accounting on the Statement of Changes in Member's Equity.

7. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.

8. Subsequent Events

On February 22, 2019, FINRA approved ICR Capital LLC's Continuing Membership Application (CMA) which sought approval for an indirect ownership change whereby Wellfleet Holdco, Inc. sought to become an indirect owner of the Firm via the purchase of the Firm's parent, Blue Crab, LLC (formerly, ICR, LLC). No change to the membership agreement is required and there are no further regulatory approvals necessary. As a result, Blue Crab, LLC's 100% interest in ICR Capital LLC will be transferred to ICR Opco, LLC and then to ICR Opco's wholly owned subsidiary, Bluepoint Intermediate, LLC. Subsequent events were evaluated through February 28, 2019 which is the date the financial statements were available to be issued.